Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which Cazoo’s management believes is relevant to an assessment and understanding of Cazoo’s results of operations and financial condition.

This discussion and analysis should be read together with the unaudited condensed consolidated interim financial statements and related notes of Cazoo that are included elsewhere in this Form 6-K.

Unless otherwise stated, the information included in this section is based on Cazoo’s unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Forward-Looking Statements” included in this Report on Form 6-K. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on March 30, 2023 (the “Annual Report”) and in subsequent filings with the SEC.

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Cazoo’s unaudited condensed consolidated interim financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Any reference to “we,” “us,” “Cazoo,” the “Company,” the “Group”, “management” and “our” as used herein refers to Cazoo Group Ltd and its subsidiaries.

Overview

Cazoo is an online used car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency, and convenience by using our platform. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online for delivery or collection. Since our launch in the UK in December 2019, we have sold more than 130,000 cars to Retail customers across the UK as of June 30, 2023.

Markets

Our focus is on the UK market, which consists of approximately seven million used car transactions annually, worth approximately £100 billion. We completed the sale of our German subscription business, Cluno GmbH, in May 2023. This transaction, together with previously executed sales and winddown of other businesses and assets in Europe, concluded the withdrawal of Cazoo from mainland Europe. The European business is presented as discontinued operations in 2023 and 2022, and our operating and financial review focuses on the operations in the UK.

The Cazoo Platform

We are a highly data-driven company and use proprietary data and algorithms both to purchase vehicles and to price them for sale. Our end-to-end digital platform offers customers in the UK a choice of used vehicles of different makes and models for acquisition, and an opportunity to sell their car without an obligation to buy a car from us. Other options available to the customer include part-exchanging their current vehicle as a form of partial payment for a Cazoo car, as well as options to finance a car purchase and purchase ancillary products. Our customer proposition continues to evolve over time as we adapt to the market and needs of the customer.

Recent developments

Our recent developments are discussed below:

On February 22, 2023, the Group announced the sale of its third-party data platform, Cazana.

On May 15, 2023, the Group announced the completion of the sale of its German subscription business, Cluno GmbH.

In July 2023 the Group completed the sale of two of its vacated, freehold properties for proceeds of £7.8 million excluding VAT.

With effect from August 10, 2023 the Group reduced its stocking facilities from £180 million to £130 million.

Key trends and factors affecting the results of our operations

On January 18, 2023, we announced our revised 2023 plan (the “Revised 2023 Plan”), which aims to improve the unit economics of the business. We have implemented the Revised 2023 Plan during the six months ended June 30, 2023, and in the course of the first half of the year, we have closed certain vehicle preparation centers, customer centers and offices and have made significant headcount reductions. In accordance with the Revised 2023 Plan, we are focusing on improving unit economics, reducing our fixed cost base and maximizing our cash runway. This has resulted in a significant improvement in retail gross profit per unit to £1,106 for the six months ended June 30, 2023 compared with £226 per unit for the six months ended June 30, 2022. These actions have delivered a significant reduction in our cash consumption during the six months ended June 30, 2023. We have also prepared a Five-Year Plan which extends the Revised 2023 Plan through to 2027 (the “Five-Year Plan”).

Our financial condition and results of operations have been, and will continue to be, affected by a number of key factors and trends. Management believes that we are well positioned to continue to transform the car buying experience across the UK. For a discussion of uncertainties and other factors that could affect our operating results see disclosure under the heading “Item 3.D—Risk Factors” in our Annual Report. The key trends and factors affecting the results of our operations include the following:

Demand: Shift to online/e-commerce penetration

The purchase of used cars online has experienced significant growth, driven primarily by a shift in the buying behavior of customers and restrictions during the Covid-19 pandemic that led to a boost in online buying across many sectors. We are one of a handful of online car retail specialists in the UK offering a fully digital journey. We believe that the high growth in volumes we achieved in our first three full years of operations is primarily driven by customer appetite for our online proposition. Through our data-driven marketing efforts we continue to drive the shift to online car buying and selling with customers across the UK.

The shift to online is disrupting the traditional offline market model, including dealerships and automotive manufacturers. Today, the car buying journey normally begins with research online. Some traditional dealerships have started to transition to a hybrid model, supplementing their offline offering with online and phone purchases. However, with these dealers, most of the purchase (and/or sale) journey remains offline. We believe that we may continue to benefit from the acceleration to online buying because we can offer customers clear advantages of our end-to-end online proposition particularly around the selection of cars available online, transparency and convenience of transacting on our platform.

Supply: Inventory sourcing

We strategically source inventory from three channels: auction, corporate relationships and consumers directly. Because the quality of vehicles and associated gross margin profile vary across each channel, the mix of inventory sources has an impact on our profitability.

We continually evaluate the optimal mix of sourcing channels and strive to source vehicles in a way that maximizes our average gross profit per unit and improves our unit economics. We seek to increase the percentage of vehicle sales that we source directly from consumers as purchasing vehicles at third-party auctions is competitive and incurs associated auction fees. We expect that our expanded purchasing from consumers will increase the availability of suitable vehicle inventory at attractive commercial costs.

We believe our ability to increase the percentage of inventory sourced directly from consumers will depend on the popularity and success of our e-commerce platform. We expect that as consumers experience the convenience of our platform to sell or trade in their used vehicles, and we continuously enhance our proposition and customer experience, the percentage of inventory we source directly from consumers may continue to grow and we expect this would positively impact our profitability.

The supply of new vehicles to the market has started to improve as the global shortage of automobile microchips began to ease in 2022 and the supply is expected to continue to improve throughout 2023. See “Item 3.D — Risk Factors — Our business is dependent upon access to suitable vehicle inventory, including the appropriate inventory mix, for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects” in our Annual Report.

Supply: Inventory financing

Our business as an online specialist retailer depends on having the right volume and range of inventory on our website. The appropriate volume and mix of vehicle inventory are fundamental to our operations and require an ability to finance the acquisition of inventory at competitive rates and across various acquisition channels nationwide.

The availability and cost of financing for vehicle purchases is a significant factor affecting our results of operations. Stocking loans are used specifically to finance the purchase of inventory and typically cover approximately 80% of the car value for an average of 180 days from inception of the loan. The availability of stocking loans provides us with the flexibility to finance our inventory while maximizing liquidity available in the business.

Our ability to continue to access financing at affordable rates to purchase the required mix and selection of inventory is an important factor for our future performance. As of June 30, 2023 we had reduced our total available funding facilities to £180 million.

Technology: Technology and data

We continue to invest in the data, information technology and security infrastructure, as well as in the core technology-based systems we use to drive and support our business. The customer experience on our website is critical to drawing unique users to our platform, converting such visitors into customers, selling a broad range of our products and attracting new customers through referrals. Accordingly, we believe that our ability to make our platform an appealing choice for customers to buy and/or sell their next used vehicle and create a more tailored website experience by finetuning functionalities and offerings on our platform, tailored to customer preferences, may drive higher customer conversion rates.

We believe we have created a unique, best in-class customer experience. We give our customers a fully end-to-end digital buying experience with the entire purchasing and/or selling journey taking place online. We continue to incur expenditure on research and development to develop and design new products and enhance our existing technology platform.

Additionally, our ability to accurately forecast pricing and customer demand for specific types of vehicles is critical to sourcing high quality, high-demand vehicles. This ability is enabled by our proprietary data that we leverage to adjust our supply and sourcing models.

Economy: Macroeconomic factors

Negative trends in the global and local economies, including trends resulting from changes in gross domestic product growth, financial and credit market fluctuations, energy costs, international trade relations and other geopolitical issues, such as those caused or that may be caused by the Russia-Ukraine conflict, and the availability and cost of credit could lead to a decline in consumer discretionary spending and business investment.

Inflationary pressure in the UK has been above the recent historic levels in 2023 and has resulted in cost increases for labor, fuel, materials, food and services, and these costs could continue to increase. A further increase in UK base interest rates could result in higher interest on our UK stocking loans and subscription facilities. Weakening of pound sterling against the US dollar could increase the cost of certain expenses which we incur in US dollars, including the interest payments on the Convertible Notes. We will continue to actively monitor and develop responses to macroeconomic conditions. See “Item 3.D ⸺ Risk Factors ⸺ Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products” and See “Item 3.D ⸺ Risk Factors ⸺ Our geographic concentration in the UK creates an exposure to severe weather, the local economy, regional downturns, or catastrophic occurrences in the UK that may materially adversely affect our financial condition and results of operations” in the Annual Report 2022.

Key performance indicators

We regularly monitor the following key performance indicators to help evaluate our business and trends, identify near-term and longer-term risks and opportunities, measure our performance, prepare financial projections and make strategic decisions. We believe these operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS.

The calculation of our key operating and financial metrics is straightforward and does not rely on significant projections, estimates or assumptions. Nevertheless, there are limitations inherent within these calculations, and these measures may not be comparable to performance measures used by our competitors. Each of our key operating and financial metrics focuses specifically on only one standard by which to evaluate our business, without taking into account other applicable standards, performance measures or operating trends by which our business could be evaluated. Accordingly, no single metric should be viewed as the indicator by which our business should be measured. Rather, each key operating and financial metric should be considered in conjunction with other metrics and components of our results of operations.

These operating and financial metrics should be read in conjunction with the following discussion of our results of operations and together with our unaudited condensed consolidated interim financial statements and related notes included elsewhere in this Form 6-K. All metrics relate to operations in the UK only.

	Six months ended June 30,		Variance
	2023	2022(1)	Change	%
Retail units sold	22,438	28,628	(6,190)	(22)%
Retail gross profit per unit (“Retail GPU”)	£1,106	£226	£880	389%
Ancillary revenue per retail unit sold	£765	£611	£154	25%
Average monthly unique users (thousands)	1,243	1,680	(437)	(26)%
Retail inventory units available on website	3,921	7,455	(3,534)	(47)%

(1)	The H1 2022 reporting period has been restated to exclude discontinued operations.

Retail units sold

Retail units sold is defined as the number of vehicles sold through our retail channel and delivered to customers, net of returns. Retail units sold excludes vehicles sold through auction which are recorded within our wholesale business. Our retail business is the core proposition of Cazoo and we expect that retail units sold will be the primary driver of revenue generation. Our platform, through which retail unit sales are generated, provides a source of cars through our direct consumer vehicle acquisition channel (either through direct sales or part-exchanges). Vehicles acquired through this channel can either be reconditioned and added to our inventory or sold through our wholesale channel.

Following significant growth in retail units sold since December 2019, we reset our expectations for 2023 to focus on unit economics at a lower level of retail unit sales. Retail units sold for the period ended June 30, 2023 were 22,438 units compared to 28,628 retail units sold for the period ended June 30, 2022. Retail units sold decreased in the period in line with our reset expectations and focus on unit economics. Sales were supported by continued strong uptake of our fully online offering, despite the challenging macroeconomic environment.

Retail gross profit per unit

Retail GPU is defined as the aggregate retail sales price and ancillary revenues (including financing commission, warranty commission, paint protection, delivery charges, administrative fees and any add-ons) from all vehicles sold through our retail channel in a given period, less the aggregate costs to acquire those vehicles, the aggregate costs of inbound transportation to the vehicle preparation centers, auction fees, the aggregate costs of reconditioning those vehicles, costs of providing insurance, warranty, fuel and other direct costs associated with providing the car to the customer, divided by the number of retail units sold in that period. This is an important metric that we use to record and forecast the performance and trends of our core retail business. There are a number of drivers of this metric such as our purchasing mix, cost of reconditioning, days-to-sale, finance attachment rate and volume of ancillary products sales.

For the period ended June 30, 2023 retail gross profit per unit was £1,106 compared to gross profit per unit of £226 for the period ended June 30, 2022, an increase of 389%. The significant improvement is driven by our focus on unit economics whereby we are working to improve all the factors influencing gross profit per unit. We are using external and proprietary data to improve pricing on the vehicles we buy and sell. We are constantly modifying our purchasing mix to source more cars directly from consumers concentrated on brands and colors that are more desirable to the consumer and drive healthy stockturn. We continuously enhance the online journey for the consumer to offer financing options through our platform as well as sell ancillary items at the time of purchase and also at handover.

Ancillary revenue per retail unit sold

Each retail vehicle sale through our website creates an opportunity to offer financing options as well as sell ancillary products. We offer financing provided by our partners, warranty, paint protection, service plans and affiliate add-ons. Customers buying vehicles from us may enter into a contract for finance through our platform. We receive commissions for the arrangement of these contracts from the lender. When buying a car from us, customers can also purchase additional associated products (including extended warranty, paint protection and service plans), from which we achieve attractive margins. The combination of these ancillary revenue sources is an important metric that we use to track and forecast our performance. The ability to generate additional revenue around the vehicle purchase is a key component of Retail GPU.

For the period ended June 30, 2023 ancillary revenue per retail unit sold was £765 compared to ancillary revenue per retail unit sold of £611 for the period ended June 30, 2022. The increase was primarily driven by continuously enhancing the online journey experience and stock profile, as well as enabling our handover specialists to offer ancillary products at the time of handover of the vehicle to the customer. Better stock selection, transparency of our proposal and convenience of the fully online journey, including an option to apply for finance during the process, continue to support healthy acceptance rates that drove the finance attachment rate to 52.8% in the period ended June 30, 2023 compared to 45.8% for the period ended June 30, 2022.

Average monthly unique users

This metric is defined as the average number of individuals who access our website within a calendar month, based on data provided by Google Analytics. We calculate the average monthly unique visitors over any period by dividing the aggregate monthly unique visitors during such period by the number of months in that period. This metric is used to measure the quality of the customer experience on our platform, the effectiveness of our marketing campaigns and customer acquisition as well as the strength of our brand and market penetration, which can then be converted into a retail sale.

The computation of average monthly unique visitors excludes individuals who access our platform multiple times within a calendar month, counting such individuals only one time for purposes of the calculation. If an individual accesses our website using different devices, or different browsers on the same device within a given month, the first access through each such device or browser is counted as a separate monthly unique visitor.

Our average monthly unique users during the period ended June 30, 2023 decreased to approximately 1,243,000 users, compared to approximately 1,680,000 users during the period ended June 30, 2022. The decrease was primarily driven by the reduced marketing spend, especially in the customer facing channels and through a reduction of sponsorship deals.

Retail inventory units available on website

Retail inventory units available on our website represent the total number of vehicles available for sale on our website on the last day of each reporting period. Reporting the number of vehicles on a particular day may result in showing volatility in numbers when comparing one period to another. In our operations, we trace this metric continuously as it is important to ensure we have enough inventory to cater to the majority of customers’ preferences and/or choices based on customer demand.

Retail inventory units available on our website is a key indicator of our performance because we believe that the number of vehicles listed on our website is one of the key drivers of conversion, vehicle sales and revenue generation. Ensuring an adequate number of vehicles listed on our website results in a greater selection of vehicles for our customers, creating demand and increasing conversion.

Our retail inventory units available on our website decreased to 3,921 units as of June 30, 2023 compared to 7,455 units as of June 30, 2022. The decrease in units is consistent with our reset expectations for lower retail unit sales in 2023 compared with the results delivered in 2022.

Summary of H1 2023 results

Cazoo is the UK’s leading independent online car retailer, which makes buying and selling a car as simple as ordering any other product online. We are driving the adoption of the fully online journey by retail consumers when it comes to buying or selling their next used car. Our online proposition continues to resonate strongly with consumers due to an attractive stock selection, transparency and convenience of using our platform.

The discussion below refers to results from continuing operations unless otherwise stated.

Revenue for the first half of 2023 was £418.6 million, down 28% from a year ago. This was primarily driven by a lower volume of retail units sold at 22,438 cars compared to 28,628 cars a year ago, a decline of 22%. This was in line with our expectations which we reset at the beginning of 2023 in accordance with the Revised 2023 Plan to focus on unit economics, rather than volume. Gross profit improved 302% to £22.8 million in the first half of 2023, with gross margin increasing to 5.4% in the first half of 2023 from 1.0% in the first half of 2022. The improvement was driven by an increase in Retail GPU from £226 in the first half of 2022 to £1,106 in the first half of 2023 as a result of our focus on unit economics. Ancillary revenue per retail unit sold, which is included in Retail GPU, increased to £765 due to the strength of our proposition with the finance attachment rate improving to 52.8% from 45.8% in the first half of 2022.

We executed on the restructuring changes we had announced in the Revised 2023 Plan in January 2023 with the aim to reduce fixed and variable costs (these are marketing, selling and distribution, and administrative expenses) in the business. These cost savings started to come through towards the end of the first quarter of 2023 and became more pronounced in the second quarter of 2023. Consequently, this led to an improvement in the adjusted EBITDA loss from £141.9 million in the first half of 2022 to a loss of £70.4 million in the first half of 2023. We completed our withdrawal from operations in continental Europe to focus on the UK used car market opportunity.

We had cash and cash equivalents of £194.6 million as of June 30, 2023 (December 31, 2022: £258.3 million) as a result of smaller adjusted EBITDA loss, rightsizing inventory and the disposal of Cluno GmbH. Self-financed inventory amounted to approximately £35 million as at June 30, 2023 (December 31, 2022: ~£75 million).

Key components of our operating results

Revenue

Revenue is recorded for the sale of used vehicles as well as the provision of services. We recognize revenue net of sales tax.

Retail — We sell reconditioned vehicles directly to customers primarily through our platform. Customers include both consumers and businesses. The prices of vehicles are included in customer contracts at stand-alone selling prices, which are agreed prior to delivery. We recognize revenue when we satisfy our performance obligations for vehicle sales. The amount we recognize as revenue is the agreed upon purchase price stated in the contract less an estimate for returns. Estimates for returns are based on an analysis of historical experience, trends and sales data. We reflect the changes in these estimates as an adjustment to revenue in the period identified. The amount of consideration received for vehicles includes non-cash consideration which represents the value of part-exchange vehicles, if applicable, as stated in the contract.

Retail revenue can also include the fixed commission from the sale of a small number of vehicles where Cazoo acts as an agent. Under IFRS 15 only the net commission received from these sales is recorded within revenue, with 100% of that revenue contributing towards gross profit.

Retail revenue also comprises ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and administrative fees. Ancillary revenues were previously included in “Other sales”. The comparatives for 2022 have been restated for consistency.

Customers buying vehicles from us may enter into a contract for finance through our platform and, if they buy a car, enter into a contract to extend their warranty after the initial 90-day inclusive period. We receive commissions for the arrangement of these contracts from the principal. We recognize commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction in revenue. Changes in these estimates are reflected as an adjustment to revenue in the period identified.

Wholesale — We sell vehicles through car auctions to trade buyers and other customers. The vehicles sold to trade buyers are primarily acquired from customers as part-exchanges or through our direct car buying channel that do not meet the Cazoo criteria or standards to list and sell as retail vehicles. For wholesale we recognize revenue at the point when the vehicle is sold at auction.

Other sales — We offer walk-in servicing and continue to recognize revenue for subscription services and third-party reconditioning while these products wind-down. Ancillary revenues were previously included in “Other sales” but are now included within “Retail revenue”. The comparatives for 2022 have been restated for consistency.

At our customer centers vehicle servicing products are offered including interim, full and major servicing, MOT tests, general repairs and one-off checks and treatments. We recognize revenue from such services when we satisfy our performance obligations, which is at the point the agreed work is completed.

We provided third-party reconditioning services during the six months ended June 30, 2022. Such services are being discontinued in 2023; as a result, revenue from third-party reconditioning services during the six months ended June 30, 2023 is not significant. We satisfy our performance obligations at the point the agreed work is completed.

Revenue from subscription services is recognized under IFRS 16 and as such is recognized on a straight-line basis over the contract period. The subscription service allows customers to subscribe for a vehicle over a period of time for a monthly fee as an alternative to ownership. Revenue from the provision of related services such as maintenance and breakdown are recognized separately in accordance with IFRS 15 – over time, as the service is provided. We ceased offering our subscription service to new subscribers at the end of June 2022.

Prior to the sale of our third-party data platform, Cazana, we also provided data services whereby customers access selected Cazoo vehicle data for a monthly fee. Revenue is recognized in accordance with IFRS 15 based on actual data usage for these contracts.

Cost of sales

Cost of sales primarily relates to vehicle acquisition costs and reconditioning costs, as well as any necessary adjustments to reflect vehicle inventory at the lower of cost and net realizable value.

Vehicle reconditioning costs are the direct costs associated with preparing the vehicles for resale and typically include the cost of parts, labor and inbound transportation.

Our cost of sales also includes the cost of providing drive-away insurance, fuel, vehicle warranty, buyers fees, and other costs incurred in providing ancillary products and services.

Cost of sales also includes the depreciation of cars out on subscription.

Marketing expenses

These primarily relate to the cost of advertising through various platforms, including brand marketing, digital marketing, media costs, agency and production costs, and other promotional expenses such as sponsorships. Our marketing expenditure also includes public relations costs and costs of any customer incentives.

Selling and distribution expenses

Selling and distribution costs mainly relate to the salaries and wages of our employees engaged in the transportation and handover of vehicles, costs incurred in relation to the storage and transportation of vehicles, post-sales costs and payment gateway fees. The depreciation charges of vehicle preparation centers and right-of-use assets (transporters) are also included in selling and distribution expenses.

Administrative expenses

Administrative expenses comprise staff related costs (excluding sales and distribution staff costs), property costs, information technology, external professional services and other general administrative costs.

Our administrative expenses also include depreciation and amortization charges. Amortization is in relation to capitalized development costs, software, domain names and other intangible assets. Depreciation expenses within administrative expenses mainly relate to the depreciation of offices, leasehold improvements and customer centers. These costs are amortized or depreciated over their useful economic lives.

We operate an equity-settled share-based incentive scheme and our share-based charges are included as part of administrative expenses.

Specifically for the six months ended June 30, 2023 our administrative expenses included certain exceptional items which were incurred primarily in relation to the restructuring costs as a result of the Revised 2023 Plan.

Other income and expenses

Other income and expenses includes fair value movement and foreign exchange movement in warrants and Convertible Notes

Finance income

Finance income relates to interest income receivable on bank deposits.

Finance expense

Our finance expense consists primarily of interest incurred on the Convertible Notes, stocking loans and subscription facilities and interest on lease liabilities.

Tax credit

The tax credit relates to the net movements in specific deferred tax items in the period. A deferred tax asset on losses is only recognized to the extent that it matches deferred tax liabilities.

Loss after tax from discontinued operations

The EU segment was classified as a discontinued operation following the decision to winddown our operations in mainland Europe.

Results of operations

Six months ended June 30, 2023 compared to six months ended June 30, 2022

	Six months ended June 30, 2023	Six months ended June 30, 2022(1)	Variance
	£’000	£’000	£’000%
Continuing operations
Revenue(2)	418,562	583,220	(164,658)	(28)%
Cost of sales	(395,779)	(577,547)	181,768	(31)%
Gross profit	22,783	5,673	17,110	302%

Marketing expenses	(18,803)	(37,463)	18,660	(50)%
Selling and distribution expenses	(34,614)	(51,352)	16,738	(33)%
Administrative expenses	(104,661)	(262,235)	157,574	(60)%
Loss from operations	(135,295)	(345,377)	210,082	(61)%

Finance income	2,671	571	2,100	368%
Finance expense	(33,009)	(20,165)	(12,844)	64%
Other income and expenses(3)	14,378	157,973	(143,595)	(91)%

Loss before tax	(151,255)	(206,998)	55,743	(27)%

Tax credit	-	6,319	(6,319)	(100)%

Loss for the year from continuing operations	(151,255)	(200,679)	49,424	(25)%

Discontinued operations(1)
Profit/(Loss) after tax from discontinued operations	871	(40,779)	41,650	(102)%

Loss for the year	(150,384)	(241,458)	91,074	(38)%

Other comprehensive income
Exchange differences on translation of foreign operations	(1,987)	4,031	(6,018)	(149)%
Total comprehensive loss for the year	(152,371)	(237,427)	85,056	(36)%

(1)	The 2022 reporting period has been restated to show the EU segment as a discontinued operation.

(2)	Revenue excludes £nil of sales in 2023 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (six months ended June 30, 2022: £1.9 million).

(3)	Other income and expenses include fair value movement in the Convertible Notes, embedded derivative and warrants, and foreign exchange movements.

Revenue

The following table summarizes our revenue for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Retail	376,386	497,790	(121,404)	(24)%
Wholesale	35,984	68,888	(32,904)	(48)%
Other sales	6,192	16,542	(10,350)	(63)%
Revenue	418,562	583,220	(164,658)	(28)%

Revenue has decreased by £164.7 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily due to a decrease in retail units sold. This was in line with our expectations as at the beginning of 2023 we reset targets for the year to focus fully on unit economics rather than volume.

Retail revenue has decreased by £121.4 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. This is due to the planned decrease in the number of retail vehicles sold, from 28,628 during the six months ended June 30, 2022 to 22,438 during the six months ended June 30, 2023, in line with our Revised 2023 Plan to improve the unit economics of the business and to deliver a significant reduction in cash consumption.

Wholesale revenue has decreased by £32.9 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 in line with the reduction in retail sales.

Other sales have decreased by £10.4 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The decrease was driven by lower revenue from subscription services and nil revenue from the third-party reconditioning as we have been exiting those contracts.

Cost of sales

The following table summarizes our cost of sales for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Vehicle purchases	368,400	526,847	(158,447)	(30)%
Reconditioning and other costs	27,379	50,700	(23,321)	(46)%
Cost of sales	395,779	577,547	(181,768)	(31)%

Cost of sales have decreased by £181.8 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to a decrease in vehicle purchases and reconditioning costs in line with our Revised 2023 Plan to improve the unit economics of the business.

Vehicle purchases decreased by £158.4 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2023, in line with our Revised 2023 Plan.

Reconditioning and other costs decreased by £23.3 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 as a result of a decrease in the number of cars requiring reconditioning before being listed on our website and efficiencies in our reconditioning operations. The depreciation charge of subscription vehicles is also included within reconditioning and other costs. No reconditioning of third-party vehicles has been performed in the six months ended, June 30, 2023 as we are exiting these contracts.

Marketing expenses

Marketing expenses have decreased by £18.7 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily driven by a shift from brand to performance marketing.

Selling and distribution expenses

The following table summarizes our selling and distribution expenses for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Staff costs	22,068	30,832	(8,764)	(28)%
Transportation and storage costs	4,819	9,052	(4,233)	(47)%
Depreciation	4,106	6,190	(2,084)	(34)%
Other costs	3,621	5,278	(1,657)	(31)%
Selling and distribution expenses	34,614	51,352	(16,738)	(33)%

Selling and distribution expenses have decreased by £16.7 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, primarily due to a decrease in personnel-related costs (selling and distribution staff) of £8.8 million, due to the decrease in headcount in the six months ended June 30, 2023, in line with our Revised 2023 Plan.

Transportation and storage costs decreased by £4.2 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily due to a lower use of the fleet of transporters we employ to move vehicles between customer locations and our centers, in line with decreased retails units sold. This resulted in decreases in fuel and mileage, insurance and other costs incurred in the outbound transportation of vehicles.

Depreciation decreased by £2.1 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 reflecting a lower number of fleet of transporters and vehicle preparation centers.

Other costs, which include post sales costs, decreased by £1.7 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to a decrease in units sold.

Administrative expenses

The following table summarizes our administrative expenses for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Staff costs	25,972	37,611	(11,639)	(31)%
Office and property costs	8,877	12,186	(3,309)	(27)%
Technology and other costs	14,279	19,329	(5,050)	(26)%
Depreciation, amortization and impairment of tangible and intangible assets	32,458	151,752	(119,294)	(79)%
Share-based payments	1,881	35,096	(33,215)	(95)%
Exceptional items	21,194	6,261	14,933	239%
Administrative expenses	104,661	262,235	(157,574)	(60)%

Total administrative costs have decreased by £157.6 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily due to:

●	a decrease in personnel-related costs of £11.6 million due to a decrease in headcount across all administrative functions, in line with our Revised 2023 Plan;

●	a decrease in share-based payments by £33.2 million reflecting the lower headcount and higher forfeitures of options;

●	a decrease in depreciation, amortization and impairment of tangible and intangible assets of £119.3 million reflecting a lower number of offices and customer centers and a lower non-cash impairment charge of £16.3 million compared to £135.4 million in the comparative six months ended June 30, 2022; and

●	exceptional items of £21.2 million relate to costs associated with UK restructuring

Finance income

Finance income has increased by £2.1 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to an increase in interest rates.

Finance expenses

Our finance expenses are interest on the Convertible Notes, stocking loans and subscription facilities, and interest on lease liabilities. The table below is a summary of the amount recognized for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Interest on Convertible Notes	25,981	16,057	9,924	62%
Interest on loans and borrowings	4,074	2,579	1,495	58%
Interest on lease liabilities	2,954	1,529	1,425	93%
Finance expense	33,009	20,165	12,844	64%

Finance expenses have increased by £12.8 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Interest on Convertible Notes was £26.0 million for the six months ended June 30, 2023 of which £20.9 million was non-cash. Interest on loans and borrowings increased by £1.5 million primarily due to an increase in interest rates. Interest on lease liabilities increased by £1.5 million driven by an increase in the incremental borrowing rate used to determine the accounting interest charge for leases entered into the second half of 2022.

Other income and expenses

The following table summarizes other income and expenses for the periods presented:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Variance
	£’000	£’000	£’000%
Fair value movement in the Convertible Notes and embedded derivative	(226)	168,085	(168,311)	(100)%
Fair value movement in warrants	478	41,840	(41,362)	(99)%
Foreign exchange movements	14,126	(51,952)	66,078	(127)%
Other income and expenses	14,378	157,973	(143,595)	(91)%

The fair value movement in the Convertible Notes and embedded derivative of £0.2 million reflects a very marginal increase in the fair value of the embedded derivative during the six months ended June 30, 2023. The change is marginal due to lower volatility on the share price.

The fair value movement in the warrants of £0.5 million reflects a slight decrease in the fair value of the warrants during the six months ended June 30, 2023. The change is marginal due to lower volatility on the share price.

Foreign exchange movements of £14.1 million are primarily due to favorable movements in the USD denominated Convertible Notes and embedded derivative and warrants.

Tax credit

The tax credit was £nil for the six months ended June 30, 2023 compared to a tax credit of £6.3 million for the six months ended June 30, 2022. The tax credit in 2022 relates to the net movements in specific deferred tax items in the period. A deferred tax asset is only recognized up to an amount equal to the total of deferred tax liabilities with the excess not being recognized.

Gain/(Loss) after tax from discontinued operations

Discontinued operations made a gain of £0.9m for the six months ended June 30, 2023 compared to a loss of £40.8 million for the six months ended June 30, 2022 following the conclusion of our withdrawal from mainland Europe.

Non-IFRS financial measures

In addition to our results determined in accordance with IFRS we believe that Adjusted EBITDA provides useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of our underlying operating performance or results of operations. We believe that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and because it provides consistency and comparability with past financial performance.

Adjusted EBITDA is presented for supplemental informational purposes only, and Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the year from continuing operations. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and other companies in our industry may calculate Adjusted EBITDA differently, or use a different accounting standard such as U.S. GAAP, which limits its usefulness as a comparative measure. Adjusted EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

“Adjusted EBITDA” is defined as loss for the year from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of tangible and intangible assets, share-based payment expense, fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements and exceptional items which do not relate to our underlying operations.

The table below presents a reconciliation of loss for the year from continuing operations, the most comparable IFRS measure to Adjusted EBITDA for the periods presented.

	Six months ended June 30, 2023	Six months ended June 30, 2022
	£’000	£’000

Loss for the year	(150,384)	(241,458)
Gain/(Loss) for the year from discontinued operations	(871)	40,779
Loss for the year from continuing operations	(151,255)	(200,679)
Adjustments:
Tax credit	-	(6,319)
Finance income	(2,671)	(571)
Finance expense	33,009	20,165
Depreciation and impairment of tangible assets(1)	38,257	20,657
Amortization and impairment of intangible assets(2)	3,642	141,465
Share-based payment expense	1,881	35,096
Fair value movement in the Convertible Notes, embedded derivative, , warrants and foreign exchange movements	(14,378)	(157,973)
Exceptional items(3)	21,194	6,261
Total adjustments	80,934	58,781
Adjusted EBITDA	(70,321)	(141,898)

(1)	Depreciation and impairment of tangible assets includes a non-cash impairment charge of £16.3 million (2022: £nil) largely related to the various restructuring activities undertaken by the Group.
(2)	Amortization and impairment of intangible assets includes a non-cash impairment charge of £0.7 million (2022: £135.4 million) largely related to the various restructuring activities undertaken by the Group.
(3)	Exceptional items of £21.2 million relate to UK restructuring costs.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of £194.6 million. We believe that our cash on hand, and available borrowing capacity under stocking loans and borrowings, will be adequate to meet our liquidity requirements for at least the twelve months following June 30, 2023.

We implemented the Revised 2023 Plan during the six months ended June 30, 2023. In accordance with the Revised 2023 Plan, we have focused on improving unit economics, reducing our fixed cost base and maximizing our cash runway. We have completed headcount and operational footprint rightsizing as part of the Revised 2023 Plan. These actions have delivered a significant reduction in our cash consumption during the six months ended June 30, 2023. The Revised 2023 Plan and the Five-Year-Plan are expected to deliver a significant reduction in our cash consumption without the need to raise further external funding until H2 2024.

The 2023 budget includes actions to increase liquidity such as the sale and leaseback of owned property, the continued financing of UK retail inventory and the unwinding of the UK subscriptions business to realize cash from subscription vehicles in property, plant and equipment.

Given the stage of evolution of our Company, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin, as well as cash flows. Our ability to satisfy our current liabilities and maintain daily liquidity is dependent on successful execution of our 2023 budget. Management has tested our 2023 budgeted cash flow under a range of scenarios. In a downside scenario, certain inherent uncertainties in forecasting operating performance, including gross profit margin, combine to raise substantial doubt about our ability to continue as a going concern. See Note 2.1 to the unaudited condensed interim financial statements included elsewhere in this Form 6-K.

As of June 30, 2023 we had loans and borrowings of £86.5 million including stocking loans of £82.4 million and subscription facilities of £0.8 million. Our business model relies on having a large inventory of cars available on our platform to have a broad offering to prospective customers. To fund the working capital required to maintain high levels of inventory we enter into stocking loan arrangements. Under a stocking loan arrangement, a bank will take the legal title of cars held in Cazoo’s stock and provide a loan relative to the value of the car. Our stocking loans at June 30, 2023 do not contain financial or other restrictive covenants. The loans charge a rate of interest at a base rate plus a margin. These facilities have no fixed end date but are subject to annual review. Certain facilities have triggers to revise the loan-to-value terms if cash falls below a certain level. If the number of these facilities was reduced, we could reduce overall levels of inventory held.

As at June 30, 2023, the Convertible Notes and embedded derivative had a carrying amount of £355.4 million. The Convertible Notes bear regular interest at a rate of 2.00% per year. The Convertible Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Convertible Notes. The principal amount of the Convertible Notes does not accrete.

We do not believe we will need external capital until H2 2024. However, in response to the risks and uncertainties described above, we may seek to secure additional outside capital within the next twelve months. While we have historically been successful in our ability to secure outside capital, as of the date hereof, we have no firm commitments of additional outside capital. We can provide no assurance we will be able to continue to secure outside capital in the future or do so on terms that are acceptable to us. Furthermore, we also plan to continue to closely monitor our cash flows and, if necessary, we may implement certain incremental measures to preserve our liquidity beyond those being implemented through the Revised Business Plans and our 2023 budget. While we currently expect we will be able to generate sufficient liquidity to fund our operations for the next twelve months beyond the date hereof, we can provide no assurance we will successfully generate such liquidity, or if necessary, secure additional outside capital or achieve incremental savings.

Cash flows

The following table shows a summary of our unaudited condensed consolidated cash flows for the six months ended June 30, 2023 and June 30, 2022:

	Six months ended June 30, 2023	Six months ended June 30, 2022
	£’000	£’000
Net cash from/(used in):
Operating activities	45,277	(213,978)
Investing activities	15,691	(49,565)
Financing activities	(122,157)	465,007
Net (decrease)/increase in cash and cash equivalents	(61,189)	201,464

Cash flow movements include both continuing and discontinued operations.

Overall, there was a £61.2 million cash outflow during the period and cash and cash equivalents as at June 30, 2023 were £194.6 million.

Operating activities

Our primary sources of operating cash flows result from the sale of retail vehicles, wholesale vehicles and other services we provide to customers. Our primary uses of cash from operating activities are purchases of inventory, vehicle reconditioning costs, marketing costs and personnel-related expenses.

Net cash from operating activities was £45.3 million for the six months ended June 30, 2023 (£214.0 million outflow in for the six months ended June 30, 2022).

The net cash generated from operating activities during the six months ended June 30, 2023 was primarily attributed to a net cash inflow from working capital movements of £148.7 million (outflow from working capital movements of £36.8 million for the six months ended June 30, 2022) offset by operating cash outflow of £106.2 million (outflow of £177.8 million for the six months ended June 30, 2022).

Net operating cash flow represents the loss for the period of £150.4 million (loss for the period of £241.5 million for the six months ended June 30, 2022), adjusted for non-cash items of £44.2 million (£63.7 million for the six months ended June 30, 2022).

Non-cash items include depreciation, amortization and impairment of tangible and intangible assets, finance expense, finance income, share-based payment expense, fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements, tax credits, other fair value movements, movement in provisions and the gain/loss on property, plant and equipment, disposal of subsidiaries and leases.

The cash inflow from working capital movements for the six months ended June 30, 2023 was largely due to a reduction in inventory to reflect the lower volume plan compared to our growth last year. The remaining movement in working capital was due to movements in trade and other receivables, trade and other payables and subscription vehicles.

Investing activities

Net cash from investing activities was £15.7 million for the six months ended June 30, 2023 (£49.6 million outflow for the six months ended June 30, 2022), including £19.2 million from the sale of subsidiaries.

Within investing activities, spend on technology development and PPE has reduced, and we are divesting rather than acquiring subsidiaries.

Financing activities

Net cash used by financing activities was £122.2 million for the six months ended June 30, 2023 (inflow of £465.0 million for the six months ended June 30, 2022).

Financing activities are adverse to the same period last year when we derived the benefit of the Convertible Note issue and the growth in inventory which was partly financed by stocking loans. The negative movement in inventory financing in the period to June, 30 2023 somewhat offsets the working capital improvement noted within operating activities.

Contractual obligations and commitments

There have been no material changes in our contractual obligations during the six months ended June 30, 2023, except for the movements in interest-bearing loans and borrowings which are presented in further detail in Note 12, Financial Instruments, within the unaudited condensed consolidated interim financial statements included elsewhere in this Form 6-K.

Off balance sheet arrangements

As of June 30, 2023, we did not have any off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical accounting policies and estimates

There have been no material changes in our critical accounting policies and procedures during the six months ended June 30, 2023. For a detailed discussion of our critical accounting policies and estimates, refer to our audited consolidated financial statements in our Annual Report.

New and amended standards and interpretations

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 2, Basis of Presentation, within the unaudited condensed consolidated interim financial statements included elsewhere in this Form 6-K.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for speculative or trading purposes.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect our income and financial management. We are exposed to interest rate risk mainly through our stocking loans and subscription facilities where interest, in the six months ended June 30, 2023, was charged in reference to a base interest rate. However, our exposure to interest rate risk is mitigated since we were in a net cash position at June 30, 2023 and June 30, 2022, and therefore able to reduce exposure through repayment of the facilities. We do not hedge against interest rate risk.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on our stocking loans and subscription facilities during the six months ended June 30, 2023. With other variables held constant, our profit before tax is affected through the impact on floating rate borrowings, as follows:

	Change in basis points	Effect on profit before tax
		£’000
Six months ended June 30, 2023	+100	(664)
	-100	664
Six months ended June 30, 2022	+100	(1,141)
	-100	716

Foreign currency risk

We have foreign currency risks related to certain expenses in US dollars, including the interest payments on our Convertible Notes. We do not currently hedge against currency risk through the use of financial instruments such as foreign currency swaps. However, we may look to do this in the future as appropriate. We previously had foreign currency risks related to our trading in mainland Europe which is now largely wound down.

The following tables demonstrate the sensitivity to a reasonably possible change in USD/GBP exchange rate, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets and liabilities. Our exposure to foreign currency changes for all other currencies is not material.

	Increase/ decrease in USD rate	Effect on profit before tax	Effect on pre-tax equity
		£’000	£’000
Six months ended June 30, 2023	+5%	(17,552)	(17,552)
	-5%	17,552	17,552
Six months ended June 30, 2022	+5%	(17,814)	(17,814)
	-5%	17,814	17,814